Via Facsimile and U.S. Mail
Mail Stop 6010

April 18, 2007

Mr. Joseph B.M. Streppel
Chief Financial Officer
AEGON N.V.
AEGONplein 50, P.O. Box 202
2501 CE The Hague, The Netherlands

Re: AEGON N.V.
Form 20-F for the Fiscal Year Ended December 31, 2005
Filed March 30, 2006
File No. 001-10882

Dear Mr. Streppel,

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant